UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 2019

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

MATERIAL EVENT

CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.
SECURITIES REGISTRY	:	00124
TAXPAYER I.D.	:	91.144.000-8

By virtue of Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in General Rule No. 30 of the Chilean Superintendence of Security and Insurance (Comisión para el Mercado Financiero), and duly empowered, I hereby report the following information with respect to Embotelladora Andina S.A. (“Andina” or the “Company”), its business, its securities and their offer, as material event:

I hereby inform that Andina, jointly with Coca-Cola Embonor S.A. (“Embonor”), are currently in negotiations with Empresa Cooperativa Agrícola y Pisquera Elqui Ltda. and Viña Francisco de Aguirre S.A. (together, the “Producers”), for purposes of settling the terms and conditions of a distribution agreement for the distribution of the products of the Producers in the national territory (the “Agreement”). Among the brands of products to be distributed are Alto del Carmen®, Capel®, Artesanos del Cochiguaz®, Monte Fraile®, Sensus®, Inca de Oro® and Francisco de Aguirre®, among others.

The eventual execution of the Agreement is part of the Company´s growth and product portfolio diversification strategy, initiated in 2018, by joining the commercialization and distribution of alcoholic beverages market.

The eventual execution of the Agreement will be subject to the parties involved reaching an agreement, and that all corporate and contractual authorizations required are obtained, which will be then duly informed. Likewise, the financial effects that might be derived from the Agreement will be informed once the Agreement is subscribed.

Santiago, July 20, 2019.

Jaime Cohen Arancibia

Corporate Legal Officer

Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

	By:	/s/ Jaime Cohen
	Name:	Jaime Cohen
	Title:	Chief Legal Officer

Santiago, July 22, 2019